                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
             Information to be included in Statements filed Pursuant
            To Rule 13d-1(a) and Amendments Thereto Filed Pursuant To
                                  Rule 13d-2(a)


                             IMPAX LABORATORIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                  (Formerly Global Pharmaceutical Corporation)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45256B101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             LAURIE A. MILLER, ESQ.
                           LAW OFFICE OF LAURIE MILLER
                              3542 OAK KNOLL DRIVE
                             REDWOOD CITY, CA 94062
                                 (650) 361-8141

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 14, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________________________________________________________

CUSIP No.  45256B 10 1           SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                CHARLES (CHIIN HSIUNG) HSIAO, PH.D.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                SC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       5,093,159 shares of Common Stock (See Item 5)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0 shares of Common Stock (See Item 5)
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       5,093,159 shares of Common Stock (See Item 5)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0 shares of Common Stock (See Item 5)
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             5,093,159** shares of Common Stock (See Item 5)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                19.7%*** of Common Stock  (See Item 5)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON* IN
______________________________________________________________________________
                     * See Instructions before filling out

 **Includes 750,555 shares held in the aggregate by the Shu Shen Hsiao
   Irrevocable Trust and the Richard Hsiao Children Irrevocable Trust.

***Includes 500,370 shares of common stock held in trust for the benefit of John
   Hsiao's children, 250,185 shares of common stock held in trust for the benefit of Richard Hsiao's children, options to purchase 333,580 shares of common stock which are immediately exercisable and warrants immediately convertible into 667,160 shares of common stock. Does not include 2,601,924 shares of common stock held in the Chiin Hsiao Children Irrevocable Trust, as to which shares Dr. Hsiao does not have voting or dispositive power.

_______________________________________________________________________________

CUSIP No.  45256B 10 1           SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           SHU SHEN HSIAO CHILDREN IRREVOCABLE TRUST (TRUSTEE: CHARLES HSIAO, PH.D.)
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [x]
                                                               (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                SC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                CALIFORNIA, U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       500,370 shares of Common Stock (See Item 5)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0 shares of Common Stock (See Item 5)
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       500,370 shares of Common Stock (See Item 5)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0 shares of Common Stock (See Item 5)
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             500,370 shares of Common Stock (See Item 5)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                2.0% of Common Stock  (See Item 5)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                OO
______________________________________________________________________________
                     * See Instructions before filling out

_______________________________________________________________________________

CUSIP No.  45256B 10 1           SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           RICHARD HSIAO CHILDREN IRREVOCABLE TRUST (TRUSTEE: CHARLES HSIAO, PH.D.)
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [x]
                                                               (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                SC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                CALIFORNIA, U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       250,185 shares of Common Stock (See Item 5)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0 shares of Common Stock (See Item 5)
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       250,185 shares of Common Stock (See Item 5)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0 shares of Common Stock (See Item 5)
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             250,185 shares of Common Stock (See Item 5)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.0% of Common Stock  (See Item 5)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                OO
______________________________________________________________________________
                     * See Instructions before filling out

                                  SCHEDULE 13D
                          FILED PURSUANT TO RULE 13D-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

         Effective December 14, 1999, Impax Pharmaceuticals, Inc., a California corporation ("Impax"), merged with and into Global Pharmaceutical Corporation, a Delaware corporation ("Global"), and in connection therewith, Global changed its name to Impax Laboratories, Inc. ("Issuer"). The purpose of this Schedule 13D is to report that, as a result of the Merger, the "Reporting Persons" own 19.7% of the Common Stock, $.01 par value (the "Common Stock"), of the Issuer.

         Responses to each item below are incorporated by reference into each other item, as applicable.


Item 1.  Security and Issuer.

         This Schedule 13D relates to Common Stock of the Issuer. The address of the Issuer's principal executive office is 30831 Huntwood Avenue, Hayward, CA 94544.

Item 2.  Identity and Background.

         This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Charles Hsiao, Ph.D., ("Dr. Hsiao") (ii) Shu Shen Hsiao Children Irrevocable Trust ("Shu Shen Hsiao Trust"), and (ii) Richard Hsiao Children Irrevocable Trust ("Richard Hsiao Trust").

         The information required by this Item for each of the Reporting Persons is set forth in Appendix 1 hereto. The information required by this Item for each officer, director and partner and each controlling person, if any, of such Reporting Persons is set forth in Appendix 2 hereto.

         During the last five years prior to the date of this filing, none of the Reporting Persons or persons identified in Appendix 1 or Appendix 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Global and Impax entered into an Agreement and Plan of Merger, dated as of July 26, 1999 ("Merger Agreement"), pursuant to which Impax would merge into Global, with Global being the surviving corporation. The Merger of Impax into Global was consummated on December 14, 1999.

         The Issuer's corporate existence was not affected by the Merger, but its certificate of incorporation was amended to increase the number of shares of Common Stock Issuer is authorized to issue and to change the name of the combined company to Impax Laboratories, Inc.

         Effective with the Merger, the following shares and all rights with respect to those shares were converted into capital stock of the Issuer as described below:

         Each outstanding share of Impax common stock, Series A preferred stock and Series B preferred stock was converted into 3.3358 shares of the Issuer Common Stock;

         Each outstanding share of Impax Series C Preferred Stock was converted into 5.849 shares of the Issuer's Common Stock;

         Every 20 outstanding shares of Impax Series D Preferred Stock was converted into one share of the Issuer's Series 1-B Preferred Stock;

         Each outstanding share of Global Series C Preferred Stock was converted into 50 shares of Issuer Common Stock; and

         Each outstanding share of Global Series D Preferred Stock was converted into one share of Issuer's Series 1-A Preferred Stock.

         The Shu Shen Hsiao Trust was the record and beneficial owner of 150,000 shares of Common Stock of Impax. Consequently, as a result of the Merger, the Shu Shen Hsiao Trust is the record and beneficial owner of 500,370 shares of Common Stock of Issuer.

         The Richard Hsiao Trust was the record and beneficial owner of 75,000 shares of Common Stock of Impax. Consequently, as a result of the Merger, the Richard Hsiao Trust is the record and beneficial owner of 250,185 shares of Common Stock of Issuer.

         Dr. Hsiao was the record and beneficial owner of 1,818 shares of Common Stock of Impax, 1,000,000 shares of Series A Preferred Stock of Impax, a warrant to purchase 200,000 shares of Common Stock of Impax and an option to purchase 100,000 shares of Common Stock of Impax. Consequently, as a result of the Merger, Dr. Hsiao is the record and beneficial owner of 3,341,864 shares of Common Stock of the Issuer and options and warrants to purchase 1,000,740 shares of Common Stock of the Issuer.

         Additionally, Dr. Hsiao is the sole trustee of Shu Shen Hsiao Trust and the Richard Hsiao Trust and may be deemed to be the beneficial owner of the 750,555 shares of Common Stock of the Issuer held by these Trusts. Dr. Hsiao disclaims beneficial ownership of these shares held by such Trusts.

Item 4.  Purpose of Transaction.

a) The shares of Common Stock of Issuer deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. Dr. Hsiao may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors.

         Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

b) None of the Reporting Persons, nor to the best of their knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

c) None of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

d) None of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

         In connection with the merger and as contemplated by the Merger Agreement, the directors of the Issuer were designated as follows: three individuals specifically named in the Merger Agreement, two persons selected by Global's board of directors, three persons selected by Impax's board of directors and two persons mutually selected by the boards of Global and Impax. In addition, pursuant to the Merger Agreement and Stockholders' Agreement (attached as Exhibit G thereto), dated as of December 14, 1999, among Global and certain stockholder signatories thereto, of which Charles Hsiao and the Shu Shen Shiao Trust are signatories (the "Stockholders' Agreement"; see Exhibit 7 hereto, which is incorporated herein by reference), certain stockholders have agreed to vote certain of their shares in favor of the election of certain directors and the appointment of certain board observers, for a period ending on December 13, 2002.

         Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in: (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

         The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of Issuer's preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change, to the extent required by law.

Item 5.  Interest in Securities of the Issuer.

a) As a result of the Merger, the Shu Shen Hsiao Trust acquired 500,370 shares of Common Stock of Issuer. Accordingly, the Shu Shen Hsiao Trust may be deemed to beneficially own 2.0% of the outstanding shares of Common Stock of Issuer, which percentage is calculated based upon 24,807,147 shares of Common Stock reported outstanding by the Issuer as of December 14, 1999.

         As a result of the Merger, the Richard Hsiao Trust acquired 250,185 shares of Common Stock of Issuer. Accordingly, the Richard Hsiao Trust may be deemed to beneficially own 1.0% of the outstanding shares of Common Stock of Issuer, which percentage is calculated based upon 24,807,147 shares of Common Stock reported outstanding by the Issuer as of December 14, 1999.

         As a result of the Merger, Dr. Hsiao acquired 3,341,864 shares of Common Stock of Issuer, a warrant to purchase 667,160 shares of Issuer Common Stock and an option to purchase 333,580 shares of Common Stock of Issuer.

         Additionally, as a result of the Merger, Dr. Hsiao, as trustee of the Shu Shen Hsiao Trust and Richard Hsiao Trust, has voting and dispositive power of 750,555 shares of Common Stock of Issuer. Dr. Hsiao disclaims beneficial ownership of the shares held by the Trusts.

         Accordingly, as a result of the Merger, and in light of Dr. Hsiao's role as a trustee of the Shu Shen Hsiao and Richard Hsiao Trusts, Dr. Hsiao may be deemed to beneficially own 19.7% of the outstanding shares of Common Stock of Issuer, which percentage is calculated based upon 24,807,147 shares of Common Stock reported outstanding by the Issuer as of December 14, 1999. The percentage is calculated by dividing 5,093,159 shares beneficially owned by 25,807,887 (which is the sum of 24,807,147, 667,160 and 333,580).

b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, incorporated herein by reference. The information required by Items 2 of this Schedule for each person with whom the power to vote or direct a vote or to dispose or direct the disposition is shared is set forth in Appendix 1 and Appendix 2 hereto.

c) Except as disclosed in Item 3, none of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

e)       Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

         Each of Dr. Hsiao, the Shu Shen Hsiao Trust and the Richard Hsiao Trust acquired their shares of Common Stock of Issuer pursuant to the Merger Agreement.

         Pursuant to the Merger Agreement and the Stockholders' Agreement, certain stockholders have agreed to vote certain of their shares in favor of the election of certain directors and the appointment of certain board observers, for a period of time ending on December 14, 2002.

         Pursuant to the Amended and Restated Registration Rights Agreement, dated as of December 14, 1999, between Global and the Series 1 Stockholders (see
Exhibit 6 hereto, which is incorporated by reference), Global has granted certain "demand" and "piggyback" registration rights to certain holders of Series 1 Preferred Stock, with respect to the shares of Common Stock held by such stockholders.

         The Stockholders' Agreement, (see Exhibit 5 hereto, which is incorporated herein by reference), dated as of December 14, 1999, (the "Series 1 Stockholders' Agreement") among Global and the holders of Series 1 Preferred Stock provides that in the event that Charles Hsiao, Larry Hsu or Barry R. Edwards (each, a "Key Senior Executive") proposes to transfer his shares ("Transferor Shares") to any person (the "Buyer"), as a condition to such transfer, such Key Senior Executive shall cause the Buyer to offer to purchase from each Investor (as defined therein) up to that number of shares owned by any Investor representing the same percentage of all shares owned by it as the Transferor Shares are of that Key Senior Executive's shares, subject to certain exceptions. These "Tag-Along" rights are more fully set forth in Section 3 of the Series 1 Stockholders Agreement.

         Pursuant to an Escrow Agreement, dated as of December 14, 1999, between Global, the former Impax shareholders, Charles Hsiao and Larry Hsu as the Seller Stockholders' Agent (as defined therein) and Continental Stock Transfer & Trust Company (the "Escrow Agent") (see Exhibit 8 hereto, which is incorporated herein by reference), the Impax shareholders agreed to place 10% of the Issuer's stock they were to receive pursuant to the Merger Agreement into an escrow fund administered by the Escrow Agent. The escrow fund would be available, if necessary, to indemnify Global pursuant to the indemnification provisions of the Merger Agreement. The Escrow Agreement provides for the release of the shares constituting the escrow fund eighteen months after the date of the agreement.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 - Joint Filing Agreement.

Exhibit 2 - Agreement and Plan of Merger dated as of July 26, 1999 by and between Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc. (incorporated by reference to Annex A to the Joint Proxy Statement/Prospectus of Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc., filed on November 9, 19991999, under SEC File No. 333-90599).

Exhibit 3 - Certificate of Amendment of Restated Certificate of Incorporation of Global Pharmaceutical Corporation, as filed with the Delaware Secretary of State on December 14, 1999 (incorporated by reference to Annex E to the Joint Proxy Statement/Prospectus of Global Pharmaceutical Corporation, filed on November 9, 1999, under SEC File No. 333-90599).

Exhibit 4 - Certificate of Designations of Series 1-A Convertible Preferred Stock and Series 1-B Convertible Preferred Stock of Global Pharmaceutical Corporation filed with the Secretary of State of Delaware on November 8, 1999 (incorporated by reference to Annex F to the Joint Proxy Statement/Prospectus of Global Pharmaceutical Corporation, filed on November 9, 1999, under SEC File No. 333-90599).

Exhibit 5 - Stockholders' Agreement, dated as of December 14, 1999, among Global, Charles Hsiao, Larry Hsu, Barry R. Edwards, Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P., Chemical Company of Malaysia Berhad, President (BVI) International Investment Holdings Ltd., China Development Industrial Bank Inc., Euroc Venture Capital, Tai-I Electric Wire and Multiventure Tech. (the "Series 1 Stockholders").

Exhibit 6 - Amended and Restated Registration Rights Agreement, dated as of December 14, 1999, among Global and the Series 1 Stockholders.

Exhibit 7 - Stockholders' Agreement, dated as of December 14, 1999, among Global Pharmaceutical Corporation and certain stockholder signatories thereto (incorporated by reference to Exhibit 9.1 to the Registration Statement on Form S-4 filed by Global Pharmaceutical Corporation on November 9, 1999, under SEC File No. 333-90599).

Exhibit 8 - Escrow Agreement, dated as of December 14, 1999, among Global, the Impax shareholders, Charles Hsiao and Larry Hsu, in the capacity of the Seller Stockholders' Agent, and Continental Stock Transfer & Trust Company, in the capacity of Escrow Agent (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by Global Pharmaceutical Corporation on November 9, 1999, under SEC File No. 333-90599).




Appendix 1 - Address, Organization and Principal Business of Each Reporting Person Required by Item 2.

Appendix 2 - Information About Each Reporting Person Required by Item 2.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 1999



                                                       /s/ Charles Hsiao, Ph.D.
                                                       -------------------------
                                                         Charles Hsiao, Ph.D.





                    SHU SHEN HSIAO CHILDREN IRREVOCABLE TRUST



                      By: /s/ Charles Hsiao, Ph.D., Trustee
                          ---------------------------------
                          Charles Hsiao, Ph.D., Trustee





                    RICHARD HSIAO CHILDREN IRREVOCABLE TRUST



                      By: /s/ Charles Hsiao, Ph.D., Trustee
                          ---------------------------------
                          Charles Hsiao, Ph.D., Trustee

Exhibit 1

                             JOINT FILING AGREEMENT

         Pursuant to and in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to jointly file the Schedule 13D dated December 23, 1999 and any amendments thereto with respect to the beneficial ownership by each of the undersigned of shares of common stock of Global Pharmaceutical Corporation. Such joint filings may be executed by one or more of us on behalf of each of the undersigned.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 23rd day of December, 1999.



                            /s/ Charles Hsiao, Ph.D.
                            ------------------------
                              Charles Hsiao, Ph.D.





                    SHU SHEN HSIAO CHILDREN IRREVOCABLE TRUST



                      By: /s/ Charles Hsiao, Ph.D., Trustee
                          ---------------------------------
                          Charles Hsiao, Ph.D., Trustee



                    RICHARD HSIAO CHILDREN IRREVOCABLE TRUST



                      By: /s/ Charles Hsiao, Ph.D., Trustee
                          ---------------------------------
                          Charles Hsiao, Ph.D., Trustee

                                   APPENDIX 1

         ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEM 2 AND OTHER PERSONS REQUIRED BY ITEM 5

REPORTING PERSON           PRINCIPAL BUSINESS                 PLACE OF                           PRINCIPAL
                           AND OFFICE                         ORGANIZATION/CITIZENSHIP           OCCUPATION

Charles Hsiao, Ph.D.       30831 Huntwood Avenue              California, United States          Co-Chief Executive
                           Hayward, CA 94544                                                     Officer, Impax
                                                                                                 Laboratories, Inc.

Shu Shen Hsiao Children    30831 Huntwood Avenue               California, United States          ______
Irrevocable Trust          Hayward, CA 94544

Richard Hsiao Children     30831 Huntwood Avenue               California, United States          ______
Irrevocable Trust          Hayward, CA 94544


                                   Appendix 2

            INFORMATION ABOUT REPORTING PERSONS
            REQUIRED BY ITEM 2


SHU SHEN HSIAO CHILDREN IRREVOCABLE TRUST

Trustee:                          Charles Hsiao, Ph.D.
Citizenship:                      United States
Business Address:                 30831 Huntwood Avenue
                                  Hayward, CA 94544 U.S.A.

Beneficiaries:

Name:                             Isabel A. Hsiao
Guardian:                         Jean Tsai
Citizenship:                      United States
Mailing Address:                  1857 Elevado Avenue
                                  Arcadia, CA 91006


RICHARD HSIAO CHILDREN IRREVOCABLE TRUST

Trustee:                          Charles Hsiao, Ph.D.
Citizenship:                      United States
Business Address:                 30831 Huntwood Avenue
                                  Hayward, CA 94544 U.S.A.

Beneficiaries:

Name:                             Ying-Jen Hsiao
Citizenship:                      United States
Mailing Address:                  4890 S.W. 104 Avenue
                                  Cooper City, FL 33328

Name:                             Jen-Je Hsiao
Citizenship:                      United States
Mailing Address:                  2330 S.W. Williston Road
                                  Apartment #2824
                                  Gainesville, FL 32608


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